SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

18451N105

(CUSIP Number)

Asher S. Levitsky P.C.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
212-370-1300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 24, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18451N105

1.    Name of Reporting Persons: Jianhua Wu
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)

       OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization

       People’s Republic of China

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	614,417

8. Shared Voting Power	5,442,642

9. Sole Dispositive Power	614,417

10. Shared Dispositive Power	5,442,642

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,057,059

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   ☐

13   Percent of Class Represented by Amount in Row (11)

       29.3%

14.   Type of Reporting Person

         IN

CUSIP No. 18451N105

1.    Name of Reporting Persons: Lihua Tang
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)

       OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization

       Peoples’ Republic of China

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	0

8. Shared Voting Power	5,442,642

9. Sole Dispositive Power	0

10. Shared Dispositive Power	5,442,642

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,442,642

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13.  Percent of Class Represented by Amount in Row (11)

       26.3%

14.  Type of Reporting Person

        IN

CUSIP No. 18451N105

1.    Name of Reporting Persons: Maxworthy Limited
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)

       OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization

       British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	5,442,642

8. Shared Voting Power	0

9. Sole Dispositive Power	5,442,642

10. Shared Dispositive Power	0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,442,642

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     ☐

13.  Percent of Class Represented by Amount in Row (11)

       23.3%

14.  Type of Reporting Person

        CO

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Cleantech Solutions International, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Item 2.   Identity and Background

(a)           This Schedule 13D is being filed on behalf of Jianhua Wu, Lihua Tang and Maxworthy Limited (“Maxworthy”).  Some of Maxworthy’s shares of common stock are registered under the name Maxworthy International Limited.  Mr. Wu, Ms. Tang and Maxworthy are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.”  Mr. Wu and Ms. Tang are shareholders of Maxworthy and Mr. Wu is the managing director of Maxworthy and has the authority to vote and dispose of the shares owned by Maxworthy.

(b)           Mr. Wu and Ms. Tang are husband and wife.  Their address is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Maxworthy is a British Virgin Islands corporation.  Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)           Mr. Wu’s principal occupation is as the chief executive officer of the Issuer.

(d)           No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Wu and Ms. Tang are citizens of the People’s Republic of China.  Maxworthy is incorporated under the laws of the British Virgin Islands.

Item 3.   Source and Amount of Funds or Other Consideration

On September 22, 2009, the Issuer effected a one-for-three reverse split of its common stock.  All share and per share information in this Schedule 13D/A reflect this reverse split.

As previously reported, on November 13, 2007, Maxworthy received 5,869,644 shares of common stock pursuant to pursuant to a share exchange agreement by which the stockholders of Fulland Limited, a Cayman Islands limited liability company, including Maxworthy, acquired control of the Issuer in a transaction accounted for as a reverse acquisition.  The shares issued to Maxworthy represented 48.7% of the Issuer’s outstanding common stock as of November 13, 2007, after giving effect to the reverse acquisition.

The following table reflects issuances and transfers of the Issuer’s common stock to or from the Reporting Persons since the completion of the reverse acquisition.

Transaction	Date	Shares
Correction in number of shares issued in reverse acquisition	2/1/2008	268,415
Transfer of shares from Maxworthy to Mr. Wu	3/19/2009	510,417
Issuance of shares to Mr. Wu as compensation	5/7/2010	28,000
Issuance of shares to Mr. Wu as compensation	5/12/2010	7,000
Issuance of shares to Mr. Wu as compensation	8/3/2010	7,000
Transfer of shares as gifts	12/24/2010	(185,000)
Issuance of shares to Mr. Wu as compensation	1/7/2011	14,000
Issuance of shares to Mr. Wu as compensation	8/1/8011	48,000

As a result of the forgoing issuances and transfers, as of the date of this Schedule, Maxworthy owned 5,442,642 shares of common stock, representing 26.3% of the outstanding common stock, and Mr. Wu owned 614,417 shares of common stock, representing 3.0% of the outstanding common stock.  Because Mr. Wu has the power to vote and dispose of the shares owned by Maxworthy, Mr. Wu and his wife, Ms. Tang, beneficially own 6,057,059 shares of common stock, representing 29.3% of the outstanding common stock.

Item 4.   Purpose of Transaction

Maxworthy acquired a total of 6,138,059 shares of common stock in connection with the November 2007 reverse acquisition, of which 5,869,644 shares were issued in November 2007 and 268,415 shares were issued in February 2008.

On March 19, 2009, Maxworthy transferred to Mr. Wu 510,417 shares of common stock.  This transfer reflects a change in record ownership, but does not reflect a change in beneficial ownership, since Mr. Wu is the beneficial owner of the shares owned by Maxworthy.

On December 24, 2010, Maxworthy transferred a total of 185,000 shares as a gift to two relatives of Mr. Wu, neither of whom is a member of Mr. Wu’s household.

The Company issued to Mr. Wu a total of 104,000 shares of common stock as compensation during 2010 and 2011.

Mr. Wu is the Issuer’s chief executive officer and a director.  He has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although Mr. Wu may from time to time make additional purchases of the Issuer’s common stock or dispose of all or some of the shares of the Issuer’s common stock presently owned by him.

Item 5.   Interest in Securities of the Issuer

(a)            As of the date hereof, Mr. Wu is the record and beneficial owner of 6,057,059 shares of common stock, representing 29.3% of the Issuer’s outstanding common stock based on 20,669,063 shares of common stock outstanding on December 20, 2011, of which Maxworthy owns 5,442,642 shares (26.3%) and Mr. Wu owns 682,517 shares (3.0%).

In connection with the September 2009 and October 2009 sales of series A preferred stock and a January 2010 partial exercise of an outstanding warrant through the issuance of preferred stock, Barron Partners LP entered into voting agreements with Mr. Wu, pursuant to which Mr. Wu has the right to vote the series A preferred stock issued in these transactions and the underlying common stock held by Barron Partners as to all matters for which stockholder approval is obtained, as long as Barron Partners or its affiliates own the stock.  Upon the sale of the series A preferred stock or the underlying common stock to a person other than an affiliate of Barron Partners, the voting agreement terminates as to the transferred shares and Mr. Wu has no voting rights with respect to the transferred shares.  As of December 30, 2011, all of the shares of series A preferred stock that had been issued in September and October 2009 and January 2010 had been converted.  At December 30, 2011, all but 641,918 shares of common stock issued on conversion of these shares of series A preferred stock had been sold.

(b)            Mr. Wu has the power to vote and dispose of the shares of common stock owned by him and Maxworthy.  Mr. Wu also has certain voting rights with respect to certain shares held by Barron Partners as described under paragraph (a).

(c)            Other than as reported in this Schedule 13D, Mr. Wu has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Wu.

(e)            Not applicable.

Item 6.   Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None, other than the voting agreement described in Item 5.

Item 7.   Material to be Filed as Exhibits

Joint filing agreement dated December 5, 2007, which was filed as Exhibit A to the Schedule 13D filed with the Commission on December 6, 2007.

Form of voting agreement between Barron Partners, LP and Jianhua Wu, which was filed as an exhibit to the Issuer’s Form 8-K which was filed with the Commission on October 26, 2009.

Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2011	/s/ Jianhua Wu
Jianhua Wu

Dated: December 30, 2011	/s/ Lihua Tang
Lihua Tang

MAXWORTHY LIMITED

Dated: December 30, 2011	/s/ Jianhua Wu
Jianhua Wu